LANXESS

Energizing Chemistry

05013368

LANXESS AG / 51369 Leverkusen, Deutschland

Officer of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549
USA

6 December 2005

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange
Act of 1934- File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to
paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Sincerely
LANXESS AG

Dr. Stephanie Coßmann

Enclosure:

Ad hoc announcement extraordinary provision

LANXESS AG
Dr. Stephanie Coßmann
Law & Intellectual Property
Building K 10 / Room 3090
51369 Leverkusen

Phone +49 214-30-43807
Fax +49 214-30-24806
www.lanxess.com

Managment Board:
Dr. Axel C. Heitmann
(Chairmanr)
Dr. Ulrich Koemm
Dr. Martin Wienkenhöver
Matthias Zachert

Chairman of the Supervisory
Board:
Dr. Rolf Stomberg

Seat of the Company: Leverkusen
Local Court of Cologne
HRB 53652
UST-ID-Nr. DE 814 213 113

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

SEC Az: 82-34846


Energizing Chemistry

DGAP-Ad hoc: LANXESS AG: Fourth quarter 2005 impacted by extraordinary provision

Ad hoc announcement §15 WpHG

Provision, antitrust, Bayer

LANXESS AG: Fourth quarter 2005 impacted by extraordinary provision

Ad hoc announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

LANXESS: Fourth quarter 2005 impacted by extraordinary provision for Bayer
antitrust proceedings

Leverkusen, December 6, 2005 - In the fourth quarter 2005 LANXESS is making an
extraordinary provision in the amount of approx. EUR 61 million in relation
to settlement agreements Bayer is entering into with several groups of
plaintiffs in the US with regard to antitrust proceedings for damages.

The basis for such provision is the agreement entered into between Bayer and
LANXESS in the course of the LANXESS spin-off and which was already
consistently reported. According to such agreement LANXESS has to reimburse
Bayer for 30 percent of the liabilities Bayer incurs under certain antitrust
proceedings - relating to the former Bayer rubber business- up to the maximum
amount of EUR 100 million plus costs for legal proceedings and tax impacts.
This includes liabilities resulting from the above settlements. Together with
the provisions already made, the maximum liability of LANXESS is reached. In
addition thereto it was agreed that LANXESS has to pay not more than EUR 50
million per year to Bayer. The timing of the payments to be made is still
unknown.

LANXESS AG
51369 Leverkusen
Germany

ISIN: DE0005470405
WKN: 547 040
Listing: Frankfurt (Prime Standard)

Contacts LANXESS AG/ Investor Relations
Michael Pontzen: +49 214-30 43804
Tanja Satzer: +49 214-30 43801
Oliver Stratmann: +49 214-30 49611
Dr. Gerd Zelesny: +49 214-30 71416

Legal notice

This announcement is issued for information purposes only and constitutes neither an offer to sell nor an invitation to purchase securities.

Dissemination of this announcement and/or the offering for sale or the sale of LANXESS shares may be legally restricted in certain jurisdictions. Persons receiving or reading this announcement should inquire as to the existence of such restrictions and should observe them.

It is not intended to publish a sales prospectus or other information material relating to the offering in the Federal Republic of Germany. In particular, no sales prospectus within the meaning of the Securities Sales Prospectus Act will be published in the Federal Republic of Germany. Any offers, sales or the publication of offer documents in the Federal Republic of Germany may therefore violate the Securities Sales Prospectus Act.

This announcement is not an offer for the sale of securities in the United States of America. Neither the offer for sale nor the sale of LANXESS shares has been or is being registered under the U.S. Securities Act of 1933, as amended. Therefore, the shares may not be offered for sale or sold except with prior registration or with an exemption from registration under the said Act. A public placement of the shares in the United States would only be permissible upon the issuance of a prospectus containing detailed information on LANXESS and its management together with financial statements of LANXESS and consolidated financial statements of the LANXESS Group.

This announcement is directed only to persons who 1) are currently outside the United Kingdom or 2) have professional investment experience (within the meaning of Article 19(5) of the Financial Services and Market Act 2000 (Financial Promotion) Order 2001 (the "Order") and 3) are covered by Article 49(2)(a) to (d) of the Order (high net worth corporations, unincorporated associations etc.). All such persons are for this purpose designated "relevant persons". Persons other than relevant persons may neither take this announcement as an inducement to purchase securities nor place reliance upon it. The shares referred to in this announcement are available only to relevant persons. Invitations, agreements and offers to purchase such shares are directed only to relevant persons. If you are currently in the United Kingdom and do not fall into one of the above categories, the investment options to which this announcement refers are not available to you and you should neither take this announcement as an inducement to purchase securities nor place reliance upon it.

LANXESS AG
Gebäude K10
51369 Leverkusen
Deutschland

ISIN: DE0005470405 (MDAX)
WKN: 547040
Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart

End of ad hoc announcement (c)DGAP 06.12.2005

060738 Dez 05

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ausgedruckt über www.dgap.de